                      Securities and Exchange Commission,
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                                Amendment No. 2*

                            Micron Electronics, Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  595 100 10 8
                                  ------------
                                 (CUSIP Number)

                                W.G. Stover, Jr.
                   V.P of Finance and Chief Financial Officer
                            Micron Technology, Inc.
                             8000 South Federal Way
                            Boise, Idaho 83716-9632
                           Telephone:  (208) 368-4000
                           --------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 18, 1999
                                ----------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a Company's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 595 100 10 8                                     PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Micron Technology, Inc.    75-1618004
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                 58,622,863
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                 58,622,863
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      58,622,863
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        60.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                                           ---------------------
                                                             PAGE 3 of 9 PAGES
                                                           ---------------------
                                  Schedule 13D

Item 1.  Security and Issuer.

(a) The title of the class of equity securities to which this statement relates is: common stock, par value $.01 per share (the "MEI Common Stock").
(b) The name and address of the principal executive offices of the issuer of such securities is: Micron Electronics, Inc. ("MEI"), 900 East Karcher Road, Nampa, Idaho 83687.

Item 2.  Identity and Background.

(a)  Name of Person Filing:  Micron Technology, Inc. ("Micron")
(b) Address of Principal Business Office: 8000 South Federal Way, Boise, Idaho 83716-9632.
(c) Principal Business: Design, development, manufacture and marketing of semiconductor memory products and personal computer systems.
(d) Criminal Proceedings: During the last five years, neither Micron nor any executive officer or director of Micron has been convicted in any criminal proceeding.
(e) Civil Proceedings: During the last five years, neither Micron nor any executive officer or director of Micron has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f)  Place of Organization:  Delaware.

Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of Micron.

Item 3.  Source and Amount of Funds or Other Consideration.

On April 7, 1995, pursuant to an Agreement of Merger dated October 30, 1994, as amended (the "Merger Agreement"), Micron Computer, Inc., an Idaho corporation ("MCI"), and Micron Custom Manufacturing Services, Inc., an Idaho corporation ("MCMS"), merged (the "Merger") with and into ZEOS International, Ltd., a Minnesota corporation ("ZEOS"). In accordance with the Merger Agreement, at the effective time of the Merger all outstanding shares (other than dissenting shares) of Class A Common Stock of MCI, Class B Common Stock of MCI and Common Stock of MCMS were converted into shares of Common Stock of ZEOS and ZEOS's name was changed to "Micron Electronics, Inc." Micron was previously the parent corporation of MCI and MCMS. As a result of the Merger, Micron's shares of MCI and MCMS Common Stock were converted into an aggregate of 73,312,863 shares of MEI Common Stock, of which Micron has previously sold 12,430,000 shares.

On October 1, 1999, Articles of Incorporation were filed for the Micron Technology Foundation, Inc. (the "Foundation"). The Foundation was organized for charitable, educational and scientific purposes, including, for such purposes, the making of distributions to organizations that qualify as exempt organizations under section 501(c)(3) of the Internal Revenue Code, or the corresponding section of any future federal tax code.

On October 18, 1999, Micron donated 1,900,000 shares of MEI Common Stock to the Foundation and on March 14, 2000, Micron donated an additional 360,000 shares of MEI Common Stock to the Foundation, for a total of 2,260,000 shares (the "Donated Shares").

From October 28, 1999 to May 8, 2000, in ordinary, brokered transactions pursuant to Rule 144, the Foundation sold a total of 1,445,000 of the Donated Shares at an average price of $11.59 per share for total of $16,753,148.50 (before brokerage commissions).

Item 4.  Purpose of Transaction.

From time to time, the Foundation is expected to liquidate all or a portion of the Donated Shares through one or more sales pursuant to public or private offerings or otherwise in order to directly fund charitable activities and to build a diversified investment fund for future funding of charitable activities, depending upon the Foundation's

                                                           ---------------------
                                                             PAGE 4 of 9 PAGES
                                                           ---------------------

evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors. The Foundation may determine to retain some portion of the Donated Shares as an investment.

Micron presently holds its 58,622,863 shares of MEI Common Stock (the "Securities") as an investment. Depending upon Micron's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, Micron will from time to time explore opportunities for liquidating all or a portion of the Securities, through one or more sales pursuant to public or private offerings or otherwise. Micron may donate all or a portion of the Securities to the Foundation or other institutions. Micron may determine to retain some portion of the Securities as an investment.

Item 5.  Interest in Securities of MEI.

(a)  Number of Shares Beneficially owned:

     As of the date of this Amendment No. 2 to Schedule 13D, Micron Technology, Inc. beneficially owns 58,622,863 shares of MEI common stock. To the best of the knowledge of Micron no director or executive officer of Micron is the beneficial owner of any shares of MEI common Stock, except that Joel J. Kocher, Chairman, President and CEO of MEI, holds options exercisable within 60 days of the date of this Amendment No. 2 to Schedule 13D to purchase an aggregate of 320,000 shares of MEI Common Stock and Roderic W. Lewis, Micron's Vice President of Legal Affairs, General Counsel and Corporate Secretary, holds options exercisable within 60 days of the date of this Amendment No. 2 to Schedule 13D to purchase an aggregate of 49,000 shares of MEI Common Stock. Mr. Kocher also holds options to purchase an additional 100,000 shares of MEI Common Stock which will vest after completion of seven years of employment with MEI (January 13, 2005), but which are subject to immediate vesting if MEI achieves certain performance criteria. Micron disclaims beneficial ownership of the shares of MEI Common Stock held by Mr. Kocher and Mr. Lewis.

     The Foundation is a nonprofit corporation with no members. It is managed by a self-electing board of directors. As of the date of this Amendment No. 2 to Schedule 13D, the directors of the Foundation are Steven R. Appleton, Kipp A. Bedard, D. Mark Durcan, Roderic W. Lewis and Wilbur G. Stover, Jr., all of whom are officers or directors of Micron. There is no agreement, formal or informal, between Micron and the Foundation to act as a group with respect to Micron Electronics, Inc. common stock. In addition, the Foundation's Articles of Incorporation and the Internal Revenue Code require that the Foundation only undertake charitable, educational and scientific activities, including, for such purposes, the making of distributions to organizations that qualify as exempt organizations under section 501(c)(3) of the Internal Revenue Code, or the corresponding section of any future federal tax code. The Articles of Incorporation of the Foundation and the Internal Revenue Code require that upon dissolution of the Foundation, the assets of the Foundation shall be distributed for one or more exempt purposes within the meaning of Section 501(c)(3) of the Internal Revenue Code, or corresponding section of any future Federal tax code, or shall be distributed to the Federal government, or to a state or local government, for a public purpose. Micron disclaims beneficial ownership of the shares of MEI Common Stock held by the Foundation.

     Percent of Class: 60.7% (based upon 96,559,455, the number of shares of MEI Common Stock Outstanding reported as of April 3, 2000 in MEI's Form 10-Q for the quarterly period ended March 2, 2000).

(b) Number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition: 58,622,863.

(c) Other than the donation of the Donated Shares to the Foundation described herein, Micron has not engaged in any transactions involving MEI Common Stock during the sixty day period before the date of this Amendment No. 2 to Schedule 13D.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)  Not applicable.

                                                           ---------------------
                                                             PAGE 5 of 9 PAGES
                                                           ---------------------


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of MEI.

None.

Item 7.  Material to be Filed as Exhibits.

None.

                                                           ---------------------
                                                             PAGE 6 of 9 PAGES
                                                           ---------------------

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Micron Technology, Inc.

Date:  May 12, 2000

Signature:  /s/ W.G. Stover, Jr.

Name/Title:  W.G. Stover Jr./Vice President of Finance and CFO

                                                           ---------------------
                                                             PAGE 7 of 9 PAGES
                                                           ---------------------

                                                                      Appendix A

                                   DIRECTORS

The following is a list of all members of the Board of Directors of Micron Technology, Inc. All directors are United States citizens.

Name:                        Steven R. Appleton

Business Address:            8000 South Federal Way
                             Boise, ID  83716-9632

Principal Occupation:        Chairman, Chief Executive Officer and President of
                             Micron Technology, Inc.

Name, principal business     Micron Technology, Inc., a manufacturer of
and address of corporation   semiconductor
memory products or other     8000 South Federal Way
organization on              Boise, ID  83716-9632
which employment is
conducted:

Name:                        James W. Bagley

Business Address:            4650 Cushing Parkway
                             Fremont, CA  94538

Principal Occupation:        Chairman and Chief Executive Officer of Lam
                             Research Corporation

Name, principal business     Lam Research Corporation, a manufacturer of
and address of corporation   semiconductor processing equipment
or other organization on     4650 Cushing Parkway
which employment is          Fremont, CA  94538
conducted:

Name:                        Robert A. Lothrop

Business Address:            3308 Catalina
                             Boise, ID  83705

Principal Occupation:        Retired, former Senior Vice President of
                             J.R. Simplot Company

Name, principal business
and address of corporation
or other organization on
which employment is
conducted:

Name:                        Thomas T. Nicholson

Business Address:            1015 Olive Way
                             Seattle, WA  98101-1894

Principal Occupation:        Vice President and member of the Board of
                             Directors of Honda of Seattle

                                                           ---------------------
                                                             PAGE 8 of 9 PAGES
                                                           ---------------------

Name, principal business     Honda of Seattle, a car dealership
and address of corporation   1015 Olive Way
or other organization on     Seattle, WA  98101-1894
which employment is
conducted:

Name:                        Don J. Simplot

Business Address:            P.O. Box 27
                             Boise, ID  83707-0027

Principal Occupation:        Corporate Vice President and member of the Office
                             of the Chairman of J. R. Simplot Company

Name, principal business     J. R. Simplot Company, an agribusiness
and address of corporation   P.O. Box 27
or other organization on     Boise, ID  83707-0027
which employment is
conducted:

Name:                        Gordon C. Smith

Business Address:            42874 Old Wingville Road
                             Baker City, OR  97814

Principal Occupation:        President of Wesmar, Inc.

Name, principal business     Wesmar, Inc., a franchise of Wendy's Restaurants
and address of corporation   42874 Old Wingville Road
or other organization on     Baker City, OR  97814
which employment is
conducted:

Name:                        William P. Weber

Business Address:            3921 Euclid Avenue
                             Dallas, TX  75205

Principal Occupation:        Retired, former Vice Chairman of Texas Instruments
                             Incorporated

Name, principal business
and address of corporation
or other organization on
which employment is
conducted:

                                                           ---------------------
                                                             PAGE 9 of 9 PAGES
                                                           ---------------------


                      EXECUTIVE OFFICERS OF THE REGISTRANT

     The following is a list of all executive officers of the Micron Technology, Inc., excluding executive officers who are also directors, information about which is listed in the director portion of this Appendix A. Unless otherwise indicated, each officer's business address is 8000 South Federal Way, Boise, ID 83716-9632, which address is Micron's business address. All executive officers are United States citizens.

Name                    Position
-------                 -------------------------------------------------------

Kipp A. Bedard          Vice President of Corporate Affairs

Robert M. Donnelly      Vice President of Memory Products

D. Mark Durcan          Chief Technical Officer and Vice President of Research & Development

Jay L. Hawkins          Vice President of Operations

Joel J. Kocher          Chairman, Chief Executive Officer and President of Micron Electronics, Inc.

Roderic W. Lewis        Vice President of Legal Affairs, General Counsel and Corporate   Secretary

Michael W. Sadler       Vice President of Sales and Marketing

Wilbur G. Stover, Jr.   Chief Financial Officer and Vice President of Finance
